Exhibit 99.3

RECENT DEVELOPMENTS

EMTN Issuance

On April 9, 2015, ArcelorMittal issued €400 million floating rate notes due April 9, 2018 and €500 million 3.00% notes due April 9, 2021 under its €6 billion wholesale Euro Medium Term Notes Programme. The proceeds of the issuance were used for general corporate purposes.

Annual Shareholders’ Meeting

On May 5, 2015, the annual general meeting of ArcelorMittal shareholders, held in Luxembourg, approved all resolutions with a large majority.

$6 Billion Revolving Credit Facility

On April 30, 2015, ArcelorMittal entered into a $6 billion revolving credit facility, which includes a three-year multicurrency $2.5 billion facility and a five-year multicurrency $3.5 billion facility. As of May 27, 2015, the $6 billion revolving credit facility remains fully available.

The $6 billion revolving credit facility replaces the $3.6 billion revolving credit facility entered into on March 18, 2011 and the $2.4 billion revolving credit facility entered into on May 6, 2010. Both the $3.6 billion revolving credit facility and $2.4 billion revolving credit facility were cancelled on April 30, 2015.

The $6 billion revolving credit facility may be utilized for general corporate purposes and contains certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and ArcelorMittal’s ability to dispose of assets in certain circumstances. The margin applicable to the three-year multicurrency $2.5 billion facility and the five-year multicurrency $3.5 billion facility shall be adjusted by reference to the long-term credit rating of the Company from time to time.

The $6 billion revolving credit facility includes a mandatory prepayment event linked to the following financial test: the Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of the Company for a Measurement Period, subject to certain adjustments as defined in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, currently 4.25 to 1. If the Company achieves (i) a long-term credit rating of BBB or its equivalent or better (each with a stable outlook) from any two of Moody’s, S&P and Fitch, and (ii) a long-term credit rating from the third agency of BBB- or its equivalent or better (and with a stable outlook), then, from this time the financial test described in the preceding sentence shall permanently cease to apply.

Failure to comply with any covenant would (subject to any applicable grace periods) enable the lenders to accelerate the Company’s repayment obligations.

MoU between ArcelorMittal and the Steel Authority of India Limited on automotive steel joint venture in India

On May 22, 2015, ArcelorMittal and the Steel Authority of India Limited (“SAIL”) signed a Memorandum of Understanding (“MoU”) to set up an automotive steel manufacturing facility under a Joint Venture (“JV”) arrangement in India. The MoU is the first step of a process to establish a JV between the two companies, which will construct a cold rolling mill and other downstream finishing facilities in India. In the coming months, a working group with representatives from both ArcelorMittal and SAIL will work on evaluating a structure for the proposed JV and carry out feasibility studies as part of a comprehensive due diligence process.